Cowen and Company, LLC

Statement of Financial Condition
December 31, 2020
(SEC I.D. No. 8-22522)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Cowen and Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Jordan **646-690-3257**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *of individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis Jordan, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cowen and Company, LLC, as of December 31st, 2020, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Francis Jordan

Francis Jordan
Chief Financial Officer

This report ** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation***.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).
*** Based upon the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns and the difficulties arising from COVID-19, Cowen and Company, LLC is making this filing without a notarization.

Cowen and Company, LLC
Contents
December 31, 2020



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Cowen and Company, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cowen and Company, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2017.

New York, New York
February 26, 2021

Cowen and Company, LLC
Statement of Financial Condition
December 31, 2020

(in thousands)

Assets

Cash	$	240,783
Cash segregated in compliance with federal regulations		78,037
Securities owned, at fair value ($84,891 were pledged to various parties)		305,744
Receivable on derivative contracts, at fair value		47,870
Securities borrowed, net of allowance of $10		3,145,581
Securities purchased under agreements to resell		191
Deposits with clearing organizations and brokers		90,408
Receivable from brokers, dealers and clearing organizations, net of allowance of $2,006		344,683
Corporate finance and syndicate fees receivable		93,258
Receivable from customers		76,947
Goodwill		52,747
Interest and dividends receivable		31,401
Intangible assets, net of accumulated amortization of $8,715		3,161
Other assets, net of allowance of $167		6,466
Total assets	$	4,517,277

Liabilities and Member's Equity

Liabilities

Securities sold, not yet purchased, at fair value	$	170,215
Payable on derivative contracts, at fair value		61,524
Securities loaned		2,998,202
Securities sold under agreements to repurchase		5,036
Payable to brokers, dealers and clearing organizations		287,527
Payable to customers		96,571
Payable to subordinated customers		47,947
Syndicate fees payable		37,708
Interest and dividends payable		35,752
Compensation payable		222,080
Due to related parties		8,703
Accounts payable, accrued expenses and other liabilities		34,909
Total liabilities		4,006,174
Member's equity		511,103
Total liabilities and member's equity	$	4,517,277

The accompanying notes are an integral part of this statement of financial condition.

Cowen and Company, LLC
Notes to Statement of Financial Condition
December 31, 2020

1. Organization and Business

Cowen and Company, LLC (the "Company"), a Delaware single member limited liability corporation, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and other self-regulatory organizations ("SROs"), and is a member of exchanges including the New York Stock Exchange ("NYSE") and other principal exchanges. FINRA serves as the Company's Designated Examining Authority. The Company is a wholly-owned subsidiary of Cowen Holdings, Inc. which is an indirectly wholly-owned subsidiary of Cowen Inc. ("CI" or "Ultimate Parent").

The Company provides a comprehensive suite of execution and clearing services to market participants, including equities, fixed income, and commission management services. The Company also offers research, sales and trading, investment banking and commission management services to corporations and institutional investor clients. Primary target sectors include healthcare, technology, media and telecommunications, information and technology services, consumer, industrials and energy. The Company's institutional clients include banks, investment managers, hedge funds, corporations, plan sponsors, broker-dealers, family offices, and financial intermediaries.

On May 1, 2020, the Company merged with Cowen Execution Services LLC ("CES"). CES was a registered broker-dealer with the SEC under the Securities Exchange Act of 1934 and was a member of FINRA as well as exchanges and SROs. CES provided a comprehensive suite of execution and clearing services to market participants, including equities, fixed income, and commission management services. CES' institutional clients included banks, investment managers, hedge funds, corporations, plan sponsors, broker-dealers, family offices, and financial intermediaries. The Company's statement of financial condition reflects this transaction, which was accounted for as a transfer of business, as if it occurred before January 1, 2020 as the entities are under the common control of CI. In connection with the transfer, the Company recorded an increase in total assets of $2,181.7 million, total liabilities of $2,048.0 million and member's equity of $133.7 million.

2. Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification (the "Accounting Standards" or "ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition.

Use of Estimates
The preparation of the accompanying statement of financial condition in conformity with US GAAP requires the management of the Company to make estimates and assumptions that affect the fair value of securities, the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition. Actual results could materially differ from those estimates.

Cash
Cash consists of cash held on deposit with BMO Harris Bank NA and Bank of America, N.A.

Cash Segregated in Compliance with Federal Regulations
Cash segregated in compliance with federal regulations consists of cash deposited in special reserve bank accounts for the exclusive benefit of customers ("Customer Reserve Bank Accounts") under SEC's Customer Protection Rule 15c3-3 ("SEC Rule 15c3-3") and cash deposited in special reserve bank accounts for broker and dealers ("PAB Reserve Bank Accounts") under SEC Rule 15c3-3. Cash

segregated in compliance with federal regulations is held at Texas Capital Bank, N.A. and CIBC Bank USA.

Please refer to Note 10, "Regulatory Requirements", for additional information.

Deposits with Clearing Organizations and Brokers
Under the terms of the agreements between the Company and some of its clearing organizations and brokers, balances owed to these counterparties are collateralized by certain of the Company's cash balances that could be used to offset losses incurred by the clearing organizations and brokers on behalf of the Company's activities, if such losses were to occur.

Allowance for Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control.

The Company identified securities borrowed and fees and other receivables from non-related parties carried at amortized cost (including, but not limited to, receivables related to securities transactions, corporate finance and syndicate receivables) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of the beginning of the first reporting period effective. Accordingly, the Company recognized an immaterial cumulative effective adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including securities borrowed and fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

For securities borrowed, the Company applies a practical expedient to measure the allowance for credit losses based on the fair value of the collateral. If the fair value of the collateral held exceeds the amortized cost and the borrower is expected to continue to replenish the collateral as needed, the Company will not recognize an allowance. If the fair value of collateral is less than amortized cost and the borrower is expected to continue to replenish the collateral as needed, the Company applies the CECL model, utilizing a probability and loss given default methodology, only to the extent of the shortfall between the fair value of the collateral and amortized cost.

Fair Value Measurements
US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and
Level 3	Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company primarily uses the "market approach" to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes the Company's financial instruments into two categories: securities and derivative contracts.

Securities
Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include active listed equities, units, warrants, rights, preferred stocks and Exchange Traded Funds ("ETFs"). Certain positions for which trading activity may not be readily visible are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering, trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2 investments include positions that are not always traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability. Level 3 securities consist of financial instruments where market data is not readily available or observable.

Securities owned, and securities sold, not yet purchased transactions are recorded on a trade date basis at fair value.

Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the statement of financial condition. However, these transactions result in market risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased, at fair value may exceed the amount reflected on the statement of financial condition.

Derivative Contracts
Derivative contracts can be exchange-traded or privately negotiated over-the-counter ("OTC"). Exchange-traded derivatives, such as exchange-traded option contracts, are typically classified within level 1 or level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded. OTC derivatives, such as options and forwards, with inputs that can generally be corroborated by market data are therefore classified within level 2, and those where market data is not readily available or observable are classified within level 3.

The Company's direct involvement with derivative financial instruments primarily consists of exchange-listed options. Fair values for those option contracts are based on quoted market prices. The Company utilizes foreign exchange forward contracts to reduce its exposure to fluctuations in foreign exchange rates. These instruments are recorded at fair value based on industry standard pricing services and are classified within level 2.

Fair Value of Financial Instruments
All of the Company's financial instruments are carried at fair value or amounts which approximate fair value.

Due to Related Parties
An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company or other affiliates of the Company. These amounts settle in the ordinary course of business. The Company also provides execution and clearing services for the brokerage clients of affiliates. The Company additionally has a commission sharing agreement, engages in securities financing transactions on which it earns interest, facilitates the execution of investment banking services, and maintains an uncommitted line of credit agreement with affiliates.

Due to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Ultimate Parent and all affiliated entities.

Please refer to Note 11, "Transactions with Related Parties", and Note 12, "Guarantees and Off-Balance Sheet Credit Risk", for additional information and disclosures.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations
Receivable from brokers, dealers, and clearing organizations includes amounts receivable for securities failed to deliver by the Company to a purchaser by the settlement date, amounts receivable from broker-dealers and clearing organizations for unsettled trades and commissions receivable from broker-dealers.

Payable to brokers, dealers and clearing organizations includes amounts payable for securities failed to receive by the Company from a seller by the settlement date, amounts payable to broker-dealers and clearing organizations for unsettled trades and payables for deposits held in proprietary accounts of brokers and dealers.

The Company may present financial assets and liabilities arising from unsettled regular-way purchases and sales of securities on a net basis without regard to whether a right of offset exists in accordance with ASC 940-20-45-3. The balances for receivable from and payable to brokers, dealers and clearing organizations are held at multiple financial institutions.

Please refer to Note 5, "Receivable from and Payable to Brokers, Dealers and Clearing Organizations", for additional information.

Receivable from and Payable to Customers
Receivable from customers includes amounts owed by customers on cash and margin transactions, recorded on a settlement date basis on the statement of financial condition.

Payable to customers primarily consists of amounts owed to customers relating to securities transactions not completed on settlement date, recorded on a settlement date basis on the statement of financial condition, and other miscellaneous customer payables.

Securities owned by customers, including those that collateralize margin, are not reflected as assets of the Company on the statement of financial condition. The Company holds these securities with the intention of settlement against customer orders and are held as collateral for customer receivables.

Cowen and Company, LLC
Notes to Statement of Financial Condition
December 31, 2020

Please refer to Note 6, "Receivable from and Payable to Customers", for additional information.

When the Company has entered into non-conforming subordination agreements with affiliated customers, the associated balances are classified as payable to subordinated customers in the statement of financial condition.

Please refer to Note 11, "Transactions with Related Parties", for additional information and disclosures.

Securities Borrowed and Securities Loaned
Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received on a gross basis. Securities borrowed transactions require the Company to deposit cash or securities as collateral with the lender. With respect to securities loaned, the Company receives cash or securities as collateral from the borrower. The Company monitors the fair value of the securities loaned on a regular basis and adjusts the cash received, as appropriate. When the Company receives securities as collateral, and has concluded it (i) is the transferor and (ii) can pledge the securities to third parties, the Company recognizes the securities received as collateral at fair value in Securities owned, at fair value with the corresponding obligation to return the securities received as collateral at fair value in Securities sold, not yet purchased, at fair value. At December 31, 2020 the Company did not have any securities received as collateral. Securities received as collateral are not recognized when the Company either (i) is not the transferor or (ii) cannot pledge the securities to third parties. The initial collateral advanced or received approximates or is greater than the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary. Securities borrowed and loaned may also result in credit exposures for the Company in an event that the counterparties are unable to fulfill their contractual obligations. The Company applies CECL methodology and minimizes its credit risk by continuously monitoring its credit exposure and collateral values by demanding additional or returning excess collateral in accordance with the netting provisions available in the master securities lending contracts in place with the counterparties.

Accrued interest income and expense are recorded in interest and dividends receivable and interest and dividends payable, respectively, in accordance with US GAAP and market convention for the imputation of interest on securities borrowed and securities loaned transactions in the accompanying statement of financial condition.

Please refer to Note 4, "Fair Value Measurements", and Note 12, "Guarantees and Off-Balance Sheet Credit Risk", for additional information and disclosures.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase
Securities purchased under agreements to resell and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. Repurchase agreements are transactions in which a firm buys or sells financial instruments from/to a counterparty, typically in exchange for cash, and simultaneously enters into an agreement to resell or repurchase the same or substantially the same financial instruments to/from such counterparty at a stated price plus accrued interest at a future date. When the Company receives securities as collateral, and has concluded it (i) is the transferor and (ii) can pledge the securities to third parties, the Company recognizes the securities received as collateral at fair value in Securities owned, at fair value with the corresponding obligation to return the securities received as collateral at fair value in Securities sold, not yet purchased, at fair value. At December 31, 2020 the Company did not have any securities received as collateral. Securities received as collateral are not recognized when the Company either (i) is not the transferor or (ii) cannot pledge the securities to third parties. The initial collateral advanced approximates or is greater than the market value of securities sold in the transaction. The Company typically enters into repurchase agreements with counterparties that prefer repurchase agreements to securities loaned transactions. The

Company has executed master repurchase agreements with such counterparties and utilizes such counterparties to finance its own positions, or replace a securities lending transaction with a repurchase agreement for matched book purposes. The Company monitors the market value of repurchase agreements on a daily basis, with additional collateral obtained or returned, as necessary. Repurchase agreements may also result in credit exposures for the Company in an event that the counterparties are unable to fulfill their contractual obligations. The Company applies CECL methodology and mitigates its credit risk by continuously monitoring its credit exposure and collateral values by demanding additional collateral or returning excess collateral in accordance with the netting provisions available in the master repurchase agreements contracts in place with the counterparties.

At December 31, 2020 the Company did not have any repurchase agreements for which fair value basis of accounting was elected.

Goodwill and Intangible Assets

Goodwill
Goodwill represents the excess of the purchase price consideration of acquired companies over the estimated fair value assigned to the individual assets acquired and liabilities assumed. Once goodwill has been allocated to the reporting unit, it generally no longer retains its identification with a particular acquisition but instead becomes identifiable with the reporting unit. As a result, all of the fair value of reporting unit is available to support the value of goodwill allocated to the unit.

In accordance with US GAAP requirements for testing for impairment of goodwill, the Company tests goodwill for impairment on an annual basis, or at an interim period if events or changed circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances led to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that fair value exceeds its carrying amount, then performing a quantitative impairment test is not necessary. If the Company concludes otherwise, the Company is required to perform a quantitative impairment test that requires a comparison of the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, the related goodwill is not considered impaired and no further analysis is required. If the carrying value of the reporting unit exceeds its fair value, then the Company recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value.

Intangible Assets
Intangible assets with finite lives are amortized over their estimated average useful lives. The Company does not have any intangible assets deemed to have indefinite lives. Intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that an asset or asset group's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value. The Company continually monitors the estimated average useful lives of existing intangible assets.

Please refer to Note 7, "Goodwill and Intangible Assets" for additional information and disclosures.

Legal Reserves
The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserve nor disclosure is required for losses that are deemed remote. At December 31, 2020, the Company did not have a reserve for contingencies.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CI's equity and incentive compensation plans.

Please refer to Note 8, "401(k) Savings Plan, Forgivable Loans, Deferred Cash Awards and Share-Based Compensation" for additional information and disclosures.

Income Taxes
The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CI. Effective January 1, 2020 the Company early adopted FASB's guidance simplifying the accounting for income taxes. As a result of the early adoption of this guidance, the Company recorded a distribution of deferred tax assets through equity in the amount of $32.8 million in the first quarter of 2020.

Foreign Currency Transactions
The U.S. dollar is the Company's functional and reporting currency. Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition.

Other Assets
Other assets consist primarily of research and monitoring fees receivable, prepaid expenses and miscellaneous receivables.

Notes Payable
The Company did not have any outstanding balances on its credit lines at December 31, 2020.

Please refer to Note 11, "Transactions with Related Parties", and Note 12, "Guarantees and Off-Balance Sheet Credit Risk", for additional information.

Compensation Payable
Compensation payable includes accruals for estimated discretionary cash bonuses, commissions, salaries and benefits. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to their business, and the Company's performance.

Accounts Payable, Accrued Expenses and Other Liabilities
Accounts payable, accrued expenses and other liabilities primarily consist of accrued expenses including clearing related fees, deferred income, accounts payable, and other miscellaneous liabilities.

Recent Pronouncements

Recently Adopted
In August 2018, the FASB issued guidance for accounting for upfront costs and fees paid by a customer in a cloud computing arrangement. The accounting standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal use software. The standard became effective for the Company on January 1, 2020 and was adopted prospectively. The new guidance had an insignificant impact on the accompanying statement of financial condition.

In June 2016, the FASB issued guidance that impacts the impairment model for certain financial assets measured at amortized cost by requiring a CECL methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The guidance became effective for the Company on January 1, 2020. Please refer to Allowance for Credit Losses for more information.

In December 2019, the FASB issued guidance simplifying the accounting for income taxes. The guidance removes certain exceptions for investments, intra-period allocations and interim calculations, and adds guidance to reduce complexity in accounting for income taxes. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2020 and early adoption is permitted in any interim periods for which financial statements have not yet been issued. The Company's Ultimate Parent, CI, early adopted the guidance effective on January 1, 2020 and elects not to allocate the consolidated amount of current and deferred income tax expense to its disregarded subsidiaries that are not subject to tax, including the Company. As a result of the early adoption of the guidance, the Company has recorded a distribution of deferred tax assets on the Company's statement of financial condition.

3. Acquisition

On October 1, 2020 (the "MHT Acquisition Date"), the Company completed its previously announced acquisition (the "MHT Acquisition") of certain assets and liabilities of MHT Partners, LP ("MHT Partners"). MHT Partners was an investment bank, based primarily in Dallas and San Francisco, focused on representing innovative companies in growing markets. The Acquisition was completed for a combination of cash and contingent consideration. In the aggregate, the purchase price, specified assets acquired and liabilities assumed were not significant and near-term impact to the Company and its results of operations and cash flows is not expected to be significant.

The MHT Acquisition was accounted for under the acquisition method of accounting in accordance with US GAAP. As such, the assets acquired, and liabilities assumed were recorded at their fair value as of the MHT Acquisition Date. Subsequent to the MHT Acquisition, the operations of the MHT Acquisition were integrated within the Company's existing businesses segment and reporting unit.

The aggregate estimated purchase price of the MHT Acquisition was $9.8 million. On the acquisition date, the Company paid an upfront consideration of $5.6 million, with additional contingent consideration paid after December 2023 and is valued based on a multiple of three-year average annual revenues of the acquired business less certain expenses. The Company estimated the contingent consideration at $4.2 million using a combination of Monte Carlo and Discounted Cash Flow methods which require the Company to make estimates and assumptions regarding the future cash flows and profits. The contingent consideration liability is included within accounts payable, accrued expenses and other liabilities on the statement of financial condition. Changes in these estimates and assumptions could have a significant impact on the amounts recognized. In addition, the Company has established deferred compensation for specified previous MHT Partners employees which will be settled in cash over a three-year period.

The table below summarizes the purchase price allocation of net tangible and intangible assets acquired and liabilities assumed as of October 1, 2020:

(in thousands)		
Fixed assets	$	101
Operating lease right-of-use assets		1,120
Intangible assets		1,224
Other assets		43
Compensation payable		(533)
Operating lease liabilities		(1,446)
Total identifiable net assets acquired and liabilities assumed		**509**
Goodwill		9,356
Total estimated purchase price	$	**9,865**

As of the MHT Acquisition Date, the estimated fair value of the Company's intangible assets, as acquired through the MHT Acquisition, was $1.2 million and had a weighted average useful life of 4.17 years. The allocation of the intangible assets is shown within the following table:

(in thousands)	Estimated intangible assets acquired	Estimated average remaining useful lives (in years)
Trade name	$ 131	3
Customer relationships	749	4
Non-compete agreements	344	5
Total intangible assets	**$ 1,224**	

Subsequent to the MHT Acquisition, MHT's business was integrated within the Company's one business segment and reporting unit.

Immediately after the acquisition, the Company transferred net liabilities of $0.2 million to Cowen Services, LLC ("CSC"), an affiliate. The items transferred relate to Fixed assets, Operating lease right-of-use assets, Other assets and Operating lease liabilities.

4. Fair Value Measurements

The Ultimate Parent has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments. In the event that observable inputs are not available, the control processes are designed to ensure that the valuation approach utilized is applicable, reasonable and consistently applied. Where a pricing model is used to determine fair value, these control processes include reviews of the methodology and inputs for both reasonableness and applicability. Consistent with best practices, recently executed comparable transactions and other observable market data are used for the purposes of validating both the model and the assumptions used to calculate fair value. Independent of trading and valuation functions, the Company's Valuation Committee in conjunction with its Price Verification team, plays an important role in determining that financial instruments are appropriately valued and that fair value measurements are both reasonable and reliable. This is particularly important where prices or valuations that require inputs are less observable. The Valuation Committee is comprised of senior management, including non-investment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments.

The US GAAP fair value leveling hierarchy is designated and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the Valuation Committee. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of, improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Company regularly reviews a profit and loss report, as well as other periodic reports, and analyzes material changes from period-to-period in the valuation of its investments as part of its control procedures. The Company also performs back testing on a regular basis by comparing prices observed in executed transactions to previous valuations.

The following tables present the assets and liabilities that are measured at fair value on a recurring basis on the accompanying statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2020:

(in thousands)	Assets at Fair Value as of December 31, 2020			
	Level 1	Level 2	Level 3	Total
Securities owned, at fair value				
Common stock, ETFs and units	$ 272,179	$ 108	$ 1,313	$ 273,600
Warrants and rights	11,396	—	22	11,418
Corporate bonds	—	11,306	125	11,431
Preferred stock	8,855	—	—	8,855
Trade claims	—	—	440	440
Receivable on derivative contracts, at fair value				
Options	47,855	—	—	47,855
Currency forwards	—	15	—	15
	$ 340,285	$ 11,429	$ 1,900	$ 353,614

(in thousands)	Liabilities at Fair Value as of December 31, 2020			
	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased, at fair value				
Common stock, ETFs and units	$ (161,292)	$ —	$ —	$ (161,292)
Warrants and rights	(46)	—	—	(46)
Corporate bonds	—	(84)	(704)	(788)
Preferred stock	(6,589)	—	—	(6,589)
Government bonds	—	—	(1,500)	(1,500)
Payable on derivative contracts, at fair value				
Options	(61,480)	—	—	(61,480)
Swaps	—	(44)	—	(44)
Accounts payable, accrued expenses and other liabilities				
Contingent consideration liability [a]	—	—	(4,218)	(4,218)
	$ (229,407)	$ (128)	$ (6,422)	$ (235,957)

(a) In accordance with the terms of the purchase agreement for the MHT Acquisition, the Company is required to pay to the sellers a portion of future revenues of the acquired business, if certain targets are achieved through the period ended December 31, 2023. The Company estimated the contingent consideration liability using a combination of Monte Carlo and Discounted Cash Flow methods which require the Company to make estimates and assumptions regarding the future cash flows and profits. Changes in these estimates and assumptions could have a significant impact on the amounts recognized. The undiscounted amounts as of December 31, 2020 can range from $35.1 million and have no cap.

The fair market value for level 3 securities may be highly sensitive to the use of industry standard models, unobservable inputs and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. The Company may hold various financial instruments where different weight may be applied to industry standard models representing standard valuation metrics such as: discounted cash flows, market multiples, comparative transactions, capital rates, recovery rates and timing, and bid levels. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements. Volatility levels for warrants and options are not readily observable and subject to interpretation. Changes in capital rates, discount rates and replacement costs could significantly increase or decrease the valuation of the real estate investments. The interrelationship between unobservable inputs may vary significantly amongst level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement.

Cowen and Company, LLC
Notes to Statement of Financial Condition
December 31, 2020

The following table presents a rollforward of the amounts for the year ended December 31, 2020, for financial instruments classified within level 3. The classification of a financial instrument within level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

(in thousands)	Corporate bonds	Common stock	Trade claims	Warrants and rights	Total
Assets					
Beginning balance	$ 2,160 $	20 $	24 $	— $	2,204
Transfers in/(out)	(312)	(29)		11	(330)
Purchases	73	3,110	473	17	3,673
Sales	(1,587)	(2,557)		—	(4,144)
Realized/unrealized gains/losses	(209)	769	(57)	(6)	497
Total	$ 125 $	1,313 $	440 $	22 $	1,900

(in thousands)	Corporate bonds	Government bonds	Contigent consideration liability	Total
Liabilities				
Beginning balance	$ 1,000 $	1,950 $	— $	2,950
Transfers in/(out)	—	—	—	—
Purchases	—	—	4,218 (a)	4,218
Sales	—	—	—	—
Realized/unrealized gains/losses	(296)	(450)	—	(746)
Total	$ 704 $	1,500 $	4,218 $	6,422

(a) Please refer to Note 3, "Acquisition", for contingent consideration recorded.

The Company recognizes all transfers and the related unrealized gain (loss) at the beginning of the reporting period. Transfers between level 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurements or due to change in liquidity restrictions for the investments. The quantitative disclosures exclude financial instruments for which the determination of fair value is based on prices from recent transactions.

The following table includes quantitative information as of December 31, 2020 about the significant unobservable inputs used in the fair value measurement for financial instruments classified within level 3:

(in thousands)	Fair Value	Valuation techniques	Unobservable Inputs	Range	Weighted Average
Level 3 Assets					
Corporate bonds	$ 125	Discounted cash flows, Recovery	Discount rate, Probability of recovery	$0.001-$0.325 $	0.26
Common stock	1,313	Trade based	Trade based	$0 - $1.75 $	1.75
Trade Claims	440	Discounted cash flows	Discount rate	$0 - $5.15 $	3.56
Warrants and rights	22	Trade based	Trade based	$0.17 - $4 $	0.57
Total	$ 1,900				

Quantitative Information about Level 3 Fair Value Measurements

(in thousands)	Fair Value	Valuation techniques	Unobservable Inputs	Range	Weighted Average
Quantitative Information about Level 3 Fair Value Measurements					
Level 3 Liabilities					
Corporate bonds	$ (704)	Trade based	Trade based	$ 8	$ 8.00
Government bonds	(1,500)	Trade based	Trade based	$ 10	$ 10.00
Contingent consideration liability	(4,218)	Discounted cash flows Monte Carlo simulation	Discount rate Volatility	9%-16%	15 %
Total	$ (6,422)				

The Company's direct involvement with derivative financial instruments include exchange-listed option contracts and currency forwards. The Company's derivatives trading activities exposes the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, counterparty risk, foreign currency movements and changes in the liquidity of markets. The notional value of currency forwards in receivable on derivative contracts, at fair value is $4.9 million and the notional value of swap forwards in payable on derivative contracts, at fair value is $17.5 million. The quantity of options contracts in receivable on derivative contracts, at fair value is 200 thousand and the quantity of options contracts in payable on derivative contracts, at fair value is 198 thousand.

The following table presents the gross and net derivative positions and the related offsetting amount as of December 31, 2020:

(in thousands)	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Gross amounts not offset on the Statement of Financial Condition	
				Financial instruments	Net amounts
Receivable on derivative contracts, at fair value	$ 47,870	$ —	$ 47,870	$ —	$ 47,870
Payable on derivative contracts, at fair value	61,524	—	61,524	—	61,524

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

Other financial assets and liabilities

The following table presents the carrying values and fair values, at December 31, 2020 of financial assets and liabilities and information on their classification within the fair value hierarchy which are not measured at fair value on a recurring basis.

	December 31, 2020		
(in thousands)	Carrying Amount	Fair Value	Fair Value Hierarchy
Financial Assets			
Cash	$ 240,783	$ 240,783	Level 1
Cash segregated in compliance with federal regulations	78,037	78,037	Level 1
Securities borrowed, net of allowance	3,145,581	3,145,581	Level 2
Securities purchased under agreements to resell	191	191	Level 2
Deposits with clearing organizations and brokers	90,408	90,408	Level 1
Financial Liabilities			
Securities loaned	2,998,202	2,998,202	Level 2
Securities sold under agreements to repurchase	5,036	5,036	Level 2

Securities purchased under agreements to resell and sold under agreements to repurchase, and securities lending and borrowing transactions

The following table presents the contractual gross and net securities borrowing and lending agreements and securities sold under agreements to repurchase and the related offsetting amount as of December 31, 2020:

				Gross amounts not offset on the Statement of Financial Condition		
(in thousands)	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Financial instruments	Cash Collateral pledged (b)	Net amounts
Securities borrowed, net of allowance	$ 3,145,581	$ —	$ 3,145,581	$ 3,044,497	$ —	$ 101,084
Securities loaned	2,998,202	—	2,998,202	2,893,350	—	104,852
Securities purchased under agreements to resell	191	—	191	204	—	(13)
Securities sold under agreements to repurchase	5,036	—	5,036	5,544	—	(508)

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

(b) Includes the amount of cash collateral held/posted.

Cowen and Company, LLC
Notes to Statement of Financial Condition
December 31, 2020

The following table presents gross obligations for securities loaned and securities sold under agreements to repurchase by remaining contractual maturity and class of collateral pledged as of December 31, 2020:

(in thousands)	Open and Overnight	Up to 30 days	31-90 days	Greater than 90 days	Total
Securities loaned					
Common stock	$ 2,743,964	$ —	$ —	$ —	2,743,964
Corporate bonds	254,238	—	—	—	254,238
Securities sold under agreement to repurchase					
Corporate bonds	—	—	5,036	—	5,036

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers, and clearing organizations as of December 31, 2020 are as follows:

(in thousands)	Receivable from	Payable to
Broker-dealers	$ 220,967	$ 185,759
Securities failed to deliver/receive	55,655	68,036
Commissions and fees receivable	46,981	—
Clearing organizations	23,086	33,732
Allowance for credit losses	(2,006)	—
Total	$ 344,683	$ 287,527

6. Receivable from and Payable to Customers

Receivable from and payable to customers as of December 31, 2020 are as follows:

(in thousands)	Receivable from	Payable to
Securities transactions not completed on settlement date	$ 76,947	$ 93,109
Commission recapture payable	—	3,034
Other miscellaneous items	—	428
Total	$ 76,947	$ 96,571

7. Goodwill and Intangible Assets

Goodwill

In accordance with US GAAP, the Company tests goodwill for impairment on an annual basis or at an interim period if events or changed circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. Under US GAAP, the Company first assesses the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amounts as a basis for determining if it is necessary to perform a quantitative impairment test. Periodically estimating the fair value of a reporting unit requires significant judgment and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge.

Annual Impairment Test

The Company performed its annual impairment test at December 31, 2020 by assessing qualitative factors to determine whether it is more likely than not that the fair value of its reporting units is less than their carrying amounts. The Company determined that a quantitative impairment test was not necessary based on the analysis.

Based on the results of the annual impairment analysis at December 31, 2020, the Company did not recognize an impairment charge.

Intangible Assets

Information for the Company's intangible assets that are subject to amortization is presented below as of December 31, 2020:

(in thousands)	Amortization Period (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	3.875 - 4	$ 4,647	$ 1,933	$ 2,714
Trade Name	3	131	11	120
Non Compete	5	344	17	327

The Company tests intangible assets for impairment if events or circumstances suggest that the asset groups carrying value may not be fully recoverable. All of the Company's intangible assets have finite lives.

MHT Acquisition

In connection with the MHT Acquisition (see Note 3), in October 2020 the Company recognized goodwill of $9.4 million and intangible assets (including customer relationships, trade name, and non compete agreements) with an estimated fair value of $1.2 million which are included within intangible assets, net in the statement of financial condition with the expected useful lives ranging from 3 to 5 years with a weighted average useful life of 4.17 years. Goodwill, the excess of the purchase price over the fair value of net assets, primarily relates to expected synergies from combining operations.

8. 401(k) Savings Plan, Forgivable Loans, Deferred Cash Awards and Share-Based Compensation

401(k) Savings Plan

CI sponsors a Retirement and Savings Plan which is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code (the "401(k) Plans"). All full-time eligible employees can contribute on a tax deferred basis and an after-tax basis to the 401(k) Plans up to federal contribution limits or up to 100% of their annual compensation, subject to certain limitations. CI provides matching and profit-sharing contributions to employees that are equal to a specified percentage of the eligible participant's contribution as defined by the 401(k) Plans.

Forgivable Loans

A portion of certain employees' compensation is paid in the form of a forgivable loan. These forgivable loans provide for a cash payment up-front to employees, with the amount due back to the Ultimate Parent forgiven over a vesting period. An employee that voluntarily ceases employment, or is terminated with cause, is generally required to pay back to the Ultimate Parent any unvested forgivable loans granted to them. The Company does not accrue interest on the forgivable loans.

Deferred Cash Awards

Under 2010 and 2020 Equity and Incentive Plan (the "Equity Plans"), the Company awarded $43.8 million of deferred cash awards to its employees during the year ended December 31, 2020. These awards vest over a four year period and accrue interest at 0.70% per year.

Share-Based Compensation

The Company's employees participate in CI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units, stock appreciation rights ("SARs") and other equity based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may vest over a two-to-five-year period. Awards are subject to the risk of forfeiture. As of December 31, 2020, there were no shares available for future issuance under the Equity Plans.

The Company records compensation cost for share-based awards as an allocation to member's equity. In accordance with the expense recognition provisions of FASB ASC Topic 718, Compensation - Stock Compensation, the Company amortizes unearned compensation associated with share-based awards on a straight-line basis over the vesting period of the option or award.

Restricted Shares and Restricted Stock Units Granted to Employees
The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the year ended December 31, 2020:

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value
Balances at beginning of year	4,029,599	$ 18.81
Granted	2,122,721	17.41
Vested	(1,829,893)	15.57
Transferred	(25,518)	14.65
Cancelled	(48,590)	14.80
Forfeited	(111,633)	15.58
Balances at end of year	4,136,686	$ 19.69

The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CI's Class A common stock on the date of grant. Each restricted stock unit is equal to the one share of CI's Class A common stock.

As of December 31, 2020, the Company had $55.6 million of unrecognized compensation cost related to grants of nonvested restricted shares. That cost is expected to be recognized over a weighted-average period of 2.34 years.

9. Commitments and Contingencies

Commitments
The Company has entered into agreements with certain information technology and clearing service providers including Fidessa Corporation, Broadridge Financial Solutions Inc, Bloomberg LP, FIS Brokerage & Securities Services LLC, Raptor Trading Systems Inc and N-Tier Financial Services. As of December 31, 2020, the Company's annual minimum guaranteed payments under these agreements are as follows:

(in thousands)

2021	$	10,987
2022		8,074
2023		5,278
2024		4,050
2025		3,216
Thereafter		10,594
	$	42,199

Contingencies

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote. At December 31, 2020, the Company did not have a reserve for contingencies.

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and Related Parties) can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state, foreign and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities. The Company currently is subject to certain inquiries and investigations. The Company believes that none of these inquiries will, when concluded, have a material negative impact on the Company's financial condition.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

10. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("SEC Rule 15c3-1"). The Company computes net capital under the alternative method permitted by SEC Rule 15c3-1 and is required to maintain minimum net capital, as defined in the rule, equal to the greater of

$1 million or 2 percent of combined aggregate debit items as shown in the Formula for Reserve Requirements pursuant to SEC Rule 15c3-3. At December 31, 2020, the Company had excess net capital of $288.2 million and a net capital requirement of $3.6 million. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulations.

In accordance with the requirements of SEC Rule 15c3-3, the Company is required to compute its reserve requirement for customers, and may be required to deposit cash or acceptable qualified securities into Customer Reserve Bank Accounts. As of December 31, 2020, the Company had $49.2 million of cash segregated in Customer Reserve Bank Accounts, which was more than its required deposit of $31.3 million.

In accordance with the requirements of SEC Rule 15c3-3, the Company is also required to compute its reserve requirement for proprietary accounts of broker-dealers ("PAB" accounts), and may be required to deposit cash or acceptable qualified securities into PAB Reserve Bank Accounts. As of December 31, 2020, the Company had $28.8 million of cash segregated in PAB Reserve Bank Accounts, which was more than its required deposit of $19.2 million.

The Company is also subject to Options Clearing Corporation ("OCC") Rule 302 which requires maintenance of net capital equal to the greater of $2 million or 2 percent of combined aggregate debit items as shows in the Formula for Reserve Requirements pursuant to SEC Rule 15c3-3. At December 31, 2020, the Company had OCC excess net capital of $288.2 million and its OCC net capital requirement was $3.6 million.

11. Transactions with Related Parties

Due to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Ultimate Parent and all affiliated entities, and settled net with CSC. At December 31, 2020, the net payable due to CSC of $8.7 million is included in due to related parties on the statement of financial condition.

In the normal course of business, the Company enters into related-party transactions with affiliates, including CI, and certain other affiliated entities.

The Company previously entered into a service level agreement with CSC, in which the employment of all of the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related parties on the statement of financial condition. CSC also agreed to provide certain administrative and other support services to the Company. All direct and indirect expenses are paid by CSC or other affiliates through an expense sharing agreement. Indirect expenses are allocated based on time, usage and/or headcount.

The Company engages in securities financing transactions with affiliates Cowen Financial Products LLC ("CFP"), Silver Strike Capital Inc. ("SLST"), Cowen Overseas Investment LP ("COIL") and ATM Execution, LLC ("ATM"). These transactions are recorded at the amount of cash collateral advanced or received. Interest related to these securities financing transactions is recorded on an accrual basis. At December 31, 2020 there were securities borrowed from CFP and COIL of $1.2 billion and $10 million, respectively, included in securities borrowed, net of allowance on the statement of financial condition, and securities loaned to ATM of $521.8 million which are included in securities loaned on the statement of financial condition. At December 31, 2020 there was interest receivable on securities financing transactions of $6.6 million from ATM and $0.4 million from CFP, included in interest and dividends receivable on the statement of financial condition. At December 31, 2020 there was interest payable on securities financing transactions of $0.2 million to CFP, included in interest and dividends payable on the statement of financial condition.

The Company maintains margin and collateral from SLST of $8.3 million which is included in payable to subordinated customers on the statement of financial condition as of December 31, 2020.

The Company provides clearing and custody services to CFP, and also maintains margin and collateral from this affiliate. As of December 31, 2020, the Company has a payable to CFP of $39.7 million which is included in payable to subordinated customers on the statement of financial condition.

The Company provides clearing services to introduced customers of ATM, Cowen Prime Services LLC ("Prime") and Cowen Execution Services Limited ("CESL"), affiliated broker-dealers.

The Company earns commissions from executing trades for European brokerage clients of Cowen International Limited ("CIL"), an affiliated broker-dealer. The Company also shares investment banking fees from underwriting participation by CIL's institutional clients.

ATM provides algorithmic trading services to the Company.

The Company has a commission sharing agreement with Westminster Research Associates LLC ("WRA"), an affiliated broker-dealer. The Company remits to WRA a portion of commissions generated from trades executed for soft dollar credits as part of the commission sharing agreement. The Company pays a referral fee for each trade executed as part of the agreement. At December 31, 2020 the associated payable of $0.1 million was included in payable to brokers, dealers and clearing organizations in the statement of financial condition.

The Company shares commissions with Prime for introduced clients.

The Company facilitates the execution of board of director monitoring fees on behalf of customers of an affiliate, TriArtisan Capital Advisors LLC.

CESL has employees that support the Company's business operations.

The Company licenses a proprietary banking software product from an affiliate, Cowen Europe AG.

The Company maintains uncommitted line of credit agreements with CI. As of December 31, 2020 the Company had no outstanding balance under these line of credit agreements with CI.

Please refer to Note 12, "Guarantees and Off-Balance Sheet Credit Risk", for additional information and disclosures.

12. Guarantees and Off-Balance Sheet Credit Risk

Customer Activities and Credit Risk
In securities transactions, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

In margin transactions, the Company extends credit to clients collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control

its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. The Company's maximum exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

The Company typically enters into securities lending transactions in order to fund non-standard settlements and to earn residual interest rate spreads. Under these transactions, the Company receives cash collateral. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. The Company mitigates the risk of the counterparty not returning the loaned securities by monitoring the market values daily and requiring additional cash as collateral when necessary, and when applicable, participating in a risk-sharing program offered through the OCC. At December 31, 2020, the Company had gross obligations relating to securities loaned of $2.9 billion of which cash collateral totaling $3 billion was received. These securities loaned are equities and corporate bonds that have no contractual maturity and may be recalled on demand at any time, subject to a two day notice period.

Please refer to Note 4, "Fair Value Measurements", for further information and disclosures.

In the normal course of business, the Company obtains securities under securities borrowed and custody agreements on terms which permits the Company to repledge or resell the securities to others. At December 31, 2020, the Company had borrowed securities of $3 billion of which cash collateral totaling $3.1 billion was given to counterparties, included on the statement of financial condition as securities borrowed, net of allowance.

Market Risk
Market risk may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of securities owned and sold, but not yet purchased and its role as a financial intermediary in customer trading and market making. Market risk is inherent in financial instruments and risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, at fair value represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. The Company trades in equity securities as an active participant in both listed and over-the-counter markets. The Company typically maintain securities in inventory to facilitate its market making activities and customer order flow. The Company may use a variety of risk management techniques and hedging strategies in the ordinary course of its trading business to manage its exposures. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These activities are intended to ensure that the Company's trading strategies are conducted within acceptable risk tolerance parameters, particularly when it commits its own capital to facilitate client trading. Activities include price verification procedures, position reconciliations and reviews of transaction booking. The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

The effects of the outbreak of COVID-19 have negatively affected the global economy, the United States economy and the global financial markets, and have disrupted and may further disrupt our operations and our clients' operations. The effects of the COVID-19 pandemic could in future periods have an adverse effect on our business and financial condition.

Guarantees

The Company provides access to execution venues for certain customers via sponsored line agreements. These customers transmit non-solicited trade orders directly to the execution venue. The Company monitors the activity but does not have the ability to stop the activity, and is therefore exposed to risk of loss should the customer not meet its settlement obligations. The Company is billed for activity flowing through these lines and is reimbursed by the client. The Company is exposed to credit risk in the event that the client is unable to fulfill its settlement obligations with respect to these charges. The Company may maintain cash at financial institutions in excess of federally insured limits. The Company has not experienced any material losses in such accounts and does not believe it is exposed to significant credit risks.

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the counterparty's underlying securities, thereby reducing the associated risk of the position to the changes in the market value of the security through settlement date. At December 31, 2020, there were no amounts to be indemnified to these clearing brokers pursuant to these agreements.

Off-Balance Sheet Arrangements
The Company loans securities temporarily to other brokers in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from other brokers in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by depositing additional collateral with counterparties or receiving cash when deemed necessary.

The Company enters into secured and unsecured borrowing agreements to obtain funding necessary to cover daily securities settlements with clearing organizations. Funding is required for unsettled customer delivery versus payment and riskless principal transactions, as well as to meet deposit requirements with clearing organizations. Secured arrangements are collateralized by the securities.

The Company maintains uncommitted financing arrangements with affiliates and non-affiliates, the details of which are summarized below as of December 31, 2020. All non-affiliated arrangements are with large financial institutions.

Secured / Unsecured	Counterparty	Maturity Date	Rate	Contractual Amount	Available Amount
Unsecured	Affiliate (Cowen Inc)	None	Federal Funds effective rate plus 2%	$ 300,000,000	$ 300,000,000
Unsecured	Affiliate	December 2, 2021	1-month London Inter-bank Offered Rate plus 3.25%; Fed funds effective rate plus 2.25%	25,000,000	25,000,000
Secured	Non-affiliate	None	Federal Funds effective rate plus 0.80%	75,000,000	75,000,000
Secured	Non-affiliate	None	Federal Funds effective rate plus 1%	150,000,000	150,000,000
Unsecured	Non-affiliate	August 21, 2021	Federal Funds effective rate plus 2.5%	70,000,000	70,000,000
			Total	$ 620,000,000	$ 620,000,000

Commitment fees related to these borrowings of an immaterial amount were included in accounts payable, accrued expenses and other liabilities on the statement of financial condition as of December 31, 2020.

13. Subsequent Events

The Company has evaluated events through February 26, 2021 and has determined that there were no subsequent events requiring adjustment or disclosure to the statement of financial condition.